SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Envivio, Inc.

(Name of Subject Company)

Envivio, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29413T1060

(CUSIP Number of Class of Securities)

Julien Signès

President and Chief Executive Officer

535 Mission Street, 27th Floor

San Francisco, California 94105

(415) 510-3400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

James J. Masetti

Heidi E Mayon

Pillsbury Winthrop  Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Envivio, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on September 28, 2015 (the “Schedule 14D-9”). This Amendment No. 3 to the Schedule 14D-9 relates to the tender offer by Cindy Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Ericsson Inc., a Delaware corporation (“Ericsson”), to purchase all of the issued and outstanding Shares at a per share purchase price of $4.10, net to the seller in cash, without interest and subject to any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information to Be Furnished

Item 8, Additional Information, of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection entitled “Completion of the Offer” as the last section in Item 8:

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City time, on October 26, 2015. The Offer was not extended. The Depositary has advised us that, as of the Expiration Date, 26,326,855 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 93 percent of the currently issued and outstanding Shares. In addition, Notices of Guaranteed Delivery had been delivered for 58,467 Shares, representing approximately 0.2 percent of the currently issued and outstanding Shares. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer has been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares tendered pursuant to the Offer, on October 27, 2015, Parent and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement and without a vote or meeting of Envivio stockholders pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, the Purchaser was merged with and into Envivio, with Envivio continuing as the surviving corporation and a subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the Merger Consideration, subject to any required withholding of taxes, except for (i) Shares then held by Envivio as treasury stock or held by Purchaser that were accepted for payment by Purchaser in the Offer, all of which were canceled and retired and ceased to exist, and (ii) Shares that were held by any stockholder of Envivio who properly demanded appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger.

The Shares will no longer be listed on the NASDAQ Stock Market.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2015	Envivio, Inc.

	By:	Julien Signès
Julien Signès
Chief Executive Officer